Filed Pursuant To Rule 433

Registration No. 333-275079

January 12, 2024

Grayscale Faces New Risk-Management Challenge With Bitcoin ETF Approval

The crypto asset manager launched a spot bitcoin ETF following SEC vote

By Mark Maurer Jan. 12, 2024 6:00 am ET

Grayscale Investments launched the Grayscale Bitcoin Trust ETF on Thursday. Grayscale CFO Ed McGee spoke with CFO Journal about the financial implications of the ETF and how he expects his role to change as a result. PHOTO: MICHAEL NAGLE/BLOOMBERG NEWS

With the Securities and Exchange Commission’s approval of U.S. exchange-traded funds holding bitcoin, cryptocurrency asset manager Grayscale Investments must focus more on managing risk and communicating with participants, Chief Financial Officer Ed McGee said.

Stamford, Conn.-based Grayscale was one of several firms that launched a spot bitcoin ETF on Thursday after the SEC approval of the vehicles the previous day. The

Grayscale Bitcoin Trust $2.3 billion in trading volume

Grayscale was thrust into the center of the debate over bitcoin ETFs when a court in August ruled the SEC shouldn’t have rejected its application to make the conversion. The SEC didn’t appeal the ruling.

McGee spoke with CFO Journal about the financial implications of Grayscale’s ETF and how he expects his role to change. His responses have been edited for length and clarity.

WSJ: What is the core financial impact you expect the ETF to have on your business?

McGee: From a sponsor or CFO perspective, the most impactful takeaway from this event is we will now be operating an open-ended fund, which would impact the fee we earned as denominated in bitcoin on a more variable basis, meaning the number of bitcoins we were taking in and the risk management of that was a fairly steady state up until this point. Now, with the ability for more bitcoins to come into the fund or bitcoins potentially coming out of the trust, managing that adds a new variable layered on top of a volatile asset, which resulted in a risk management process we’re ready to handle.

WSJ: As CFO, what will be the biggest change to your day-to-day responsibilities?

McGee: It will be twofold. It will be monitoring the performance of the product and net inflows into the product and how we risk-manage new assets within the product. That will take up a large portion of time.

From an initial onboarding perspective, we are consistently going to be evaluating our counterparties’ performance, and we would expect them to be evaluating Grayscale. Those relationships will now move from awareness or touch points we’ve had with them in other capacities to now being service providers for the Grayscale Bitcoin Trust. In that capacity, that will likely be more frequent oversight and conversations with those counterparties as to how the product is behaving, how they’re performing in relation to the market infrastructure for ETFs. If they have any questions, of course we’re going to be available, and I’m going to be available to make sure they understand what Grayscale Investments is doing and how it’s operating to the extent it benefits their ability to service GBTC because that will only benefit the investors.

WSJ: Grayscale earlier this week said Jane Street Capital and

Virtu Financial ETF market makers

McGee: We have engaged liquidity providers and authorized participants. As part of entering into agreements with those parties, they become new stakeholders. From my perspective, there may be more time providing information to those stakeholders as it relates to Grayscale Investments as an operating entity in addition to the Grayscale Bitcoin Trust, which they are likely familiar with but they’re less familiar with us as an entity. That third-party vendor management and third-party oversight process incorporates new key stakeholders we largely have had relationships with, so we’re familiar with each other from a market stakeholder perspective. But as contracted counterparties, that will be something that changes going forward.

WSJ: What would be an example of risk-management moves you would make and when?

McGee: If there was a significant amount of bitcoin that came into the fund due to a creation event, that will change the amount of bitcoin in the trust. We’re very comfortable dealing with the digital assets and risk managing new bitcoin that comes into the trust. We’ve been doing that for years. But what that will change from my perspective is now the amount of bitcoin we at Grayscale have exposure to as managers of the fund will also increase. Are we taking appropriate measures to make sure we understand we have that exposure? For how long will we have that exposure? Should we as an operating entity react to increases or decreases in digital-asset prices on a bigger notional value of tokens we’re exposed to?

That can take many forms. That could change our expectations for converting that bitcoin to cash and treasury optimization and balance-sheet optimization. It could work its way into existing risk-monitoring models we have as to how much accrued risk is sitting within the business, more from the awareness perspective. Whether or not you should mitigate that risk through either hedging or other strategies to ensure there isn’t an impact on the Grayscale operating enterprise we shouldn’t live with from a risk tolerance perspective.

WSJ: What issues do you expect these authorized participants to have?

McGee: We look and feel like a traditional asset manager when interacting with others. Some may be surprised we aren’t a nascent crypto-only or crypto-native operating enterprise. While we do feel we have expertise with this asset, the feedback we’ve gotten from these market participants has been positive in that we are at an institutional grade from a compliance and due diligence perspective.

WSJ: You’ve said you weren’t sure of the expected size of the ETF in terms of participation and total funds. Do you have any more clarity around that?

McGee: The timeline for these new investors to engage with these digital asset products will vary. That means some of these investors have been waiting. They have their understanding and their thesis well understood and will be engaging with the products more quickly than others who still may need to see how the environment develops, how their own internal risk-management functions evaluate digital assets, not bitcoin ETFs listed on national securities exchanges. Therefore their adoption or lack thereof may not reveal itself to the market for months or even later in the year. That’s just fine from our perspective.

WSJ: How does the ETF affect the long-term growth plans for the company?

McGee: This demonstrates the culmination of a belief we’ve had for a long period. U.S. investors should have the ability to express their belief or lack thereof in this asset class through something familiar to them: Wrapping bitcoin in a security wrapper traded on a national securities exchange sitting alongside other investments in their portfolio is a fantastic thing for the investor to have the option to pursue. What it does to the Grayscale Investments operating company is still yet to be determined, but we’re prepared for any outcome.

Write to Mark Maurer at mark.maurer@wsj.com

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.